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0M
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC MAIL RECEIVED MAR 0 3 2003 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREENBERG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4511 N CAMPBELL AVENUE SUITE 225
(No. and Street)

TUCSON (City) ARIZONA (State) 85718 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEAN GREENBERG 520-544-4909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT R. MEYER CPA PC
(Name — *if individual, state last, first, middle name*)

1700 E FT. LOWELL RD SUITE 107 (Address) TUCSON (City) ARIZONA (State) 85719 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BP 3/19

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEAN GREENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENBERG FINANCIAL GROUP, INC., as of DECEMBER 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

OFFICIAL SEAL
TRISH ANN HOCKENBURY
NOTARY PUBLIC - ARIZONA
PIMA COUNTY
My Comm. Expires June 18, 2006

Signature

President
Title

Trish Ann Hockenbury
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENBERG FINANCIAL GROUP, INC.
Tucson, Arizona

Financial Statements & NASD Reports
December 31, 2002 and 2001

TABLE OF CONTENTS

Scott R. Meyer, CPA, P.C.
1700 E. Ft. Lowell Road, Suite 107
Tucson, AZ 85719
(520) 881-3734 Fax 520-881-4075

Independent Auditor's Report

To the Board of Directors
Greenberg Financial Group, Inc.

I have audited the balance sheets of Greenberg Financial Group, Inc. (the Company) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and of cash flows for years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America (U.S.). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenberg Financial Group, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the U.S.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott R. Meyer, CPA, P.C.

Tucson, Arizona
January 16, 2003

STATEMENT 1

GREENBERG FINANCIAL GROUP, INC.
BALANCE SHEETS
DECEMBER 31, 2002 and 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 3,672	$ 25,871
Accounts receivable	44,061	45,079
Due from stockholder	7,308	53,110
Note receivable		11,500
Employee advances	1,250	
Prepaid expense	7,604	5,186
Property and equipment, at cost, less accumulated depreciation of $64,219 and $48,740, respectively	141,682	173,020
Investments	20,100	20,100
Deposits and other assets	39,215	37,100
Dain Rauscher correspondence deposit	35,000	25,000
TOTAL ASSETS	$ 299,892	$ 395,966

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 7,162	$ 84,164
Accrued payroll and related taxes	17,667	3,973
Pension plan payable	15,444	
Note payable-bank	45,000	
Capital lease payable	46,351	68,151
Total liabilities	131,624	156,288
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000	10,000
Owners' paid in capital	377,319	377,319
Retained earnings (accumulated deficit)	(219,051)	(147,641)
Total stockholders' equity	168,268	239,678
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	$ 299,892	$ 395,966

These financial statements should be read only in connection with the accompanying notes to financial statements

STATEMENT 2

GREENBERG FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001

	Year Ended 12/31/02	Year Ended 12/31/01
REVENUES		
Commissions	$ 476,481	$ 746,540
Investment advisory and consulting fees	901,997	511,241
Broker-dealer fees	104,535	124,497
Interest	1,944	18,305
Sublease income	31,105	8,099
Total revenues	1,516,062	1,408,682
OPERATING EXPENSES		
Brokerage trading and clearing fees	161,393	359,529
Quotation services	45,621	42,344
Advertising, promotion and seminars	146,070	189,728
Manager and employee compensation and benefits	838,692	667,863
Commissions	15,459	17,051
Professional and consulting fees	7,306	47,577
Office rents	132,020	85,651
Interest expense	12,357	4,524
Office and other general and administrative	212,093	186,997
Loss on abandonment of assets	16,461	26,602
Total operating expenses	1,587,472	1,627,866
NET INCOME (LOSS)	$ (71,410)	$ (219,184)

These financial statements should be read only in connection with the accompanying notes to financial statements

STATEMENT 3

GREENBERG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

	Paid-in Capital	Common Stock	Accumulated Deficit	Total
STOCKHOLDERS' EQUITY, December 31, 2000	$ 377,319	$ 10,000	$ 71,543	$ 458,862
Net loss			(219,184)	(219,184)
STOCKHOLDERS' EQUITY, December 31, 2001	377,319	10,000	(147,641)	239,678
Net loss			(71,410)	(71,410)
STOCKHOLDERS' EQUITY, December 31, 2001	$ 377,319	$ 10,000	$ (219,051)	$ 168,268

These financial statements should be read only in connection with the accompanying notes to financial statements.

STATEMENT 4

GREENBERG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002and 2001

	Year Ended 12/31/02	Year Ended 12/31/01
CASH FLOWS FROM OPERATING ACTIVITIES		
Collections from clients, clearinghouse & stockholder	$ 1,529,833	$ 1,609,838
Interest income received	1,944	18,305
Interest paid	(12,357)	(4,524)
Sublease income received	31,105	8,099
Cash paid to suppliers, clearinghouse and employees	(1,595,498)	(1,573,539)
Net cash (used in) provided by operating activities	(44,973)	58,179
CASH FLOWS FROM INVESTING ACTIVITIES		
Repayment of note receivable	11,500	
Fixed assets purchased	(11,926)	(140,680)
Net cash used in investing activities	(426)	(140,680)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowing of note payable to bank	45,000	
Borrowing (repayment) of capital lease payable, net	(21,800)	68,151
Net cash provided by financing activities	23,200	68,151
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,199)	(14,350)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,871	40,221
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,672	$ 25,871

These financial statements should be read only in connection with the accompanying notes to financial statements.

STATEMENT 4

GREENBERG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002and 2001

RECONCILIATION OF NET (LOSS) TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:	Year Ended 12/31/02	Year Ended 12/31/01
Net (loss)	$ (71,410)	$ (219,184)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:		
Depreciation and amortization	26,803	15,685
Loss on abandonment of assets	16,461	26,602
Changes in operating assets and liabilities:		
Decrease in accounts receivables	1,018	227,560
Decrease (increase) in due from stockholder	45,802	(19,468)
(Increase) decrease in employee advance	(1,250)	5,897
(Increase) in prepaid expenses	(2,418)	(5,186)
(Increase) in deposits and other assets	(12,115)	(24,795)
(Decrease) increase in accounts payable	(77,002)	51,253
Increase (decrease) in accrued payroll & related taxes	13,694	(185)
Increase in pension plan payable	15,444	
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ (44,973)	$ 58,179

These financial statements should be read only in connection with the accompanying notes to financial statements.

GREENBERG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 and 2001

NOTE 1- ORGANIZATION AND NATURE OF OPERATIONS

Greenberg Financial Group, Inc. (the Company) incorporated under the laws of Arizona on July 1, 1998 under the name Greenberg Nehls and Company, Inc. The Company changed to its present name effective June 28, 2001. The Company also elected Subchapter S status for income tax purposes effective July 1, 1998. The Company originally operated as a limited liability company has been an investment advisory firm since its inception in 1995 and, during 1997, became a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company, located in Tucson and Green Valley (until December 2002), Arizona, executes all of its brokerage transactions through a third party clearinghouse and does not have possession of any of their clients' investment accounts. Nearly all of the Company's business is transacted with residents of Southern Arizona.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF ACCOUNTING
The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned, and expenses are recognized when the obligation is incurred in accordance with generally accepted accounting principles.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE & INVESTMENT ADVISORY INCOME
The accounts receivable arise from investment advisory fees which are received quarterly but are recognized as earned, and a month's broker-dealer fees earned from the clearinghouse. The Company began charging its investment advisory fees on the first day of a quarter in advance effective January 1, 2002, rather than on the last day of the quarter in arrears. The result of this policy change is that the Company effectively waived its fourth quarter, 2001 fees resulting in lower income and receivables as of December 31, 2001. Management considers all receivables as fully collectible as each customer has agreed that the Company can withdraw the investment advisory fees from their brokerage accounts on a quarterly basis, therefore no allowance for doubtful accounts was considered necessary.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENTS
Currently the investments, consisting of stock of the NASD, are carried at cost, since there is not yet a public market in these shares.

PROPERTY AND EQUIPMENT AND DEPRECIATION
Property and equipment, consisting primarily of office equipment, furniture and leasehold improvements are stated at cost. An allowance for accumulated depreciation is provided with depreciation being computed using the 200% double declining balance method over the estimated useful lives of the assets, which are as follows:

Office equipment	5-7 years
Office furniture	7-10 years
Leasehold improvements	7-10 years

The cost of assets sold, retired, or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of an asset are capitalized.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INCOME TAXES
No provision for income taxes has been included in the financial statements, as items of income or loss of the Company are required to be reported by the stockholders on their respective personal income tax returns.

ADVERTISING COSTS
Advertising expenses are expensed as incurred. Advertising and promotion expense was $146,070 and $189,728 during the years ended December 31, 2002 and 2001, respectively.

NOTE 3- PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2002	December 31, 2001
Office equipment	$88,420	$89,646
Office furniture	27,440	27,014
Leasehold improvements	90,041	105,100
	205,901	221,760
Less accumulated depreciation	64,219	48,740
Net property and equipment	$141,682	$173,020

NOTE 3- PROPERTY AND EQUIPMENT (Continued)

Depreciation expense was $ 26,803 and $15,685 for the years ended December 31, 2002 and 2001, respectively.

NOTE 4-NOTE RECEIVABLE

During 2000 the Company lent $11,500 to a mortgage company located in the same office building. The note requires quarterly interest only payments of 8%. The note was repaid during 2002.

NOTE 5-LINE OF CREDIT

The Company has obtained a $100,000 line of credit from a bank through April 21, 2003. The line requires minimum monthly payments of interest at the bank's prime rate plus 1%, with a floor of 6% and a cap of 24%. The line of credit is unsecured. The Company had borrowed $45,000 on the line of credit as of December 31, 2002.

NOTE 6- CAPITAL LEASE PAYABLE

During 2001 the Company entered into a capital lease agreement for a copier, fax machine, cabinetry and counters, built-in video and sound system, phone system, signage and filing cabinets. The lease requires monthly payments of $2,654 through September 2004, including imputed interest of 16.7%. The total value of the items leased was $83,045 and the Company recorded depreciation expense of $13,631 and $7,950 relating to these assets for the years ended December 31, 2002 and 2001, respectively.

The remaining minimum principle amounts due under this agreement are $25,732 for 2003 and $22,301 for 2004.

NOTE 7- OPERATING LEASE COMMITMENTS—RELATED PARTY TRANSACTIONS

The Company leased eight computers and investment account and market quotation software. The lease required payments of $4,000 monthly through December 2001. The Company retained the equipment on a month-to-month basis.

The Company 80% subsidizes the majority stockholder's personal auto lease and 100% subsidizes the personal auto lease of a key employee.

The Company commenced leasing a new Tucson office in September 2001 from a limited liability company of which the Company's majority stockholder has a significant ownership interest. The lease required base monthly payments of $8,433 through August 31, 2002. Commencing September 1, 2002 and on each September 1st for the next eight years, the base rent increases $192 per month. The limited liability company was paid $108,021 and $33,732 of rents by the Company during the years ended December 31, 2002 and 2001, respectively.

NOTE 7- OPERATING LEASE COMMITMENTS-RELATED PARTY TRANSACTIONS (Continued)

Effective September 1, 2001 the Company entered into a 10-year sublease agreement with a tenant to occupy a portion of its space. The sublease required monthly rental payments of $1,912 through August 31, 2002, then requires $2,125 through August 31, 2003, $2,338 through August 31, 2004, and an additional $53 per month on each September 1st thereafter until the lease term expires.

Effective September 1, 2001 the Company commenced leasing another portion of its new office to the Company's majority stockholder's brother on a month-to-month basis requiring $650 monthly payments. The arrangement was terminated in 2002. The Company received $7,315 and $2,600 under this sublease during the years ended December 31, 2002 and 2001, respectively.

The Company leased another office in Green Valley, Arizona. The lease ran through December 21, 2002 and the Company then closed the location. The lease required monthly base rental payments of $1,528, plus property taxes and CAM charges.

Future minimum commitments under the office lease, net of the sublease, are as follows:

Year ended December 31, 2003	$ 77,904
Year ended December 31, 2004	78,268
Year ended December 31, 2005	79,936
Year ended December 31, 2006	81,604
Year ended December 31, 2007	83,272
Thereafter	318,969
	$719,953

Total lease expenses were $192,126 and $146,374 for the years ended December 31, 2002 and 2001, respectively.

NOTE 8-OTHER RELATED PARTY TRANSACTIONS

Each of the Company's eight stockholders executes their personal investment trades through the Company.

The Company purchases its advertising media services from an agency owned by the majority stockholder's spouse. The amounts paid to this agency were $88,955 and $80,650 for the years ended December 31, 2002 and 2001, respectively.

The Company paid medical, life, disability, and dental insurance premiums totaling $42,300 and $36,522 for the years ended December 31, 2002 and 2001, respectively, to companies for which the majority stockholder's brother is the agent.

NOTE 9- LITIGATION

During 2002 the Company had four lawsuits filed against it and the majority stockholder alleging misrepresentation and breach of fiduciary responsibilities, amongst other items. The Company's counsel believes the cases are without merit and the Company has instructed them to defend the cases vigorously. Were there to be any adverse results, the Company is substantially insured against any losses.

NOTE 10- STOCKHOLDERS' AGREEMENT

The Company has a stockholders' agreement of which key provisions include:

- Stockholders must have disclosed to them in advance any proposed employment or independent contractor relationships with persons or companies related to any stockholder and the Company. If the required disclosures are not made, the Company may demand a refund of all monies paid to such related party.
- The Company is obligated to repay the original LLC capital contributions in the event of the death of a stockholder.
- If a stockholder desires to sell their stock in the Company, the Company has the first right to purchase the shares and the remaining stockholders all have second right.
- In the event of the death of a stockholder, the Company shall have first right to purchase the shares owned from the beneficiary(s) at a price of 125% of the then book value of the shares. The remaining stockholders shall each have second right at the same price.
- The Company shall pay for $1 million of insurance on the life of the manager (the majority stockholder). The spouse must relinquish 30% of the stock owned to the Company. If the fair market value of the 30% stock as determined by appraisal exceeds $1 million, the Company must pay the spouse the differential over a five-year period. A current employee shall have the first right to purchase this 30% interest at the amount paid to the spouse, if a full-time employee at the time of the manager's death, with terms to be not less than five years to pay and interest not less than prime plus 1%.
- In the event of the death of the majority stockholder-manager, the Company shall be obligated to continue paying 50% of his compensation at that time to the spouse until she reaches age 65. The Company will also be obligated to pay for all expenses associated with providing a college education to the manager's children through doctorate degrees.

SUPPLEMENTAL INFORMATION

GREENBERG FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Computation of Net Capital and Basic Net Capital Requirement:

Net equity per fiancial statements	$	168,268
Deduct nonallowable assets:		
Employee advances		(1,250)
Prepaid expense		(7,604)
Due from stockholder and non-customer		(7,308)
Non-indebted property and equipment, net		(118,507)
Nonmarketable securities		(20,100)
Deposits and other assets		(5,400)
Net capital		8,099
Minimum net capital required (6 2/3% of aggregate indebtedness)		7,230
Net capital excess	$	869
Net capital deficiency at 1000%	$	(2,746)

Computation of Aggregate Indebtedness:

Total aggregate indebtedness liabilities from Balance Sheet	$	108,449
Ratio: Aggregate indebtedness to net capital		13.39

Scott R. Meyer, CPA, P.C.
1700 E. Ft. Lowell Road, Suite 107
Tucson, AZ 85719
(520) 881-3734 Fax 520-881-4075

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Greenberg Financial Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Greenberg Financial Group, Inc.(the Company) for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended for the use of the stockholders, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Scott M. Mayer, CPA, P.C.

Tucson, Arizona
January 16, 2003